May 29, 2019

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St
Bismarck, ND 58501

       Re: ADM Endeavors, Inc.
           Registration Statement on Form 10-12G
           Filed April 30, 2019
           File No. 000-56-047

Dear Mr. Mees:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed April 30, 2019

Item 1. Business , page 4

1. In note 10 of your financial statements, you disclose one customer accounted for 15% of your revenue. Please identify this customer and disclose your reliance in this section.
2. Please elaborate on the business of ADM Enterprises. For example, we note you have disclosed a franchise agreement in the notes to your financial statements. In addition, you state you provide "customized construction and installation of grocery store decor" but you do not appear to have the infrastructure to carry out this business. Please give investors a better sense of the development of this business.



Employees, page 6
 Ardell Mees
FirstName LastNameArdell Mees
ADM Endeavors, Inc.
Comapany NameADM Endeavors, Inc.
May 29, 2019
May 29, 2019 Page 2
Page 2
FirstName LastName
3. Please disclose the number of total employees and full time employees for your two business segments. See Item 101(h)(4)(xii) of Regulation S-K. Liquidity and Capital Resources, page 8

4. Please expand your disclosure to include your estimated cash requirements over the next twelve months.
5. Please expand your disclosure on page 9 to provide a quantitative and qualitative explanation of the reasons for material changes in your working capital items from the prior year.
6. Please expand your disclosure to identify and describe the derivative liability and its terms in the amount of $197,572 on your balance sheet as of December 31, 2018. Refer to Item 303(a)(1) of Regulation S-K and FRC Section 501.03.a for guidance.
Revenue, page 11

7. Please expand your disclosure to include the percentage of revenue earned from grocery store decor design and from promotional products for each year presented or provide similar disclosure that clarifies the magnitude of revenue earned from each of your principal product types.
Item 5. Directors and Executive Officers, page 12

8. You state in the first paragraph "[t]here are no family relationships among our directors, executive officers, director nominees"; however, you disclose on page 14 Ardell Mees and
         Tammera Mees are married. Please reconcile this disclosure.
Item 10. Recent Sales of Unregistered Securities, page 17

9. You disclose you have not had recent sales of securities but we also note you have issued securities to Mr. Johnson within the three year period. Please disclose these shares and all other transactions required under Item 701 of Regulation S-K. Financial Statements
Note 10- Concentration of Customer, page F-13

10. We note your disclosure stating that, for the years ended December 31, 2018 and 2017, one customer made up 15% and 14%, respectively of your revenues. Please expand your disclosure to include the customer name. Refer to the guidance in Item 101(c)(vii) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ardell Mees
ADM Endeavors, Inc.
May 29, 2019
Page 3

        You may contact Tracie Mariner, Staff Accountant, at (202)551-3744 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameArdell Mees
                                                           Division of
Corporation Finance
Comapany NameADM Endeavors, Inc.
                                                           Office of
Manufacturing and
May 29, 2019 Page 3                                        Construction
FirstName LastName